Exhibit 99.1

QUIPT HOME MEDICAL ANNOUNCES NORMAL COURSE ISSUER BID

Cincinnati, Ohio – May 2, 2024 – Quipt Home Medical Corp. (the “Company”) (NASDAQ: QIPT) (TSX: QIPT), a U.S. based home medical equipment provider, focused on end-to-end respiratory care, announced today that the Toronto Stock Exchange (“TSX”) has accepted the Company’s notice of intention to implement a normal course issuer bid (the “NCIB”).

Under the NCIB, the Company may purchase for cancellation up to 3,626,845 common shares of the Company (each, a “Common Share”) from time to time in accordance with applicable securities laws, representing approximately 10% of the Company’s public float (as defined by the TSX) as of the date hereof. The NCIB will commence on May 6, 2024 and will terminate upon the earliest of (i) April 30, 2025, (ii) the Company purchasing the maximum of 3,626,845 Common Shares, and (iii) the Company terminating the NCIB. As of April 30, 2024, the Company had 42,571,523 Common Shares outstanding.

Under the NCIB, Common Shares may be repurchased through the facilities of the TSX, or as otherwise permitted under applicable securities laws. Purchases under the NCIB will be made through open market purchases at market price, as well as by other means as may be permitted under applicable securities laws. The NCIB will be effected in accordance with the TSX NCIB rules, which contain restrictions on the number of Common Shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of the Company’s Common Shares on the TSX.

The total number of common shares the Company is permitted to purchase on the TSX is subject to a daily purchase limit of 7,553 Common Shares, representing 25% of the average daily trading volume of 30,215 Common Shares on the TSX calculated for the six-month period ended March 31, 2024. However, the Company may make one block purchase per calendar week on the TSX which exceeds such daily repurchase restrictions. Any Common Shares that are purchased under the NCIB will be cancelled upon their purchase by the Company. The price paid for the Common Shares will be the market price at the time of purchase, plus applicable brokerage fees, or such other prices as may be permitted by applicable securities laws.

The Company believes that the market price of the Common Shares may not, from time to time, accurately reflect their underlying value. Accordingly, purchasing the Common Shares for cancellation under the NCIB may represent an attractive investment opportunity to enhance shareholder value.

The actual number of Common Shares that may be purchased under the NCIB and the timing of any such purchases will be determined by the Company. There can be no assurance as to the precise number of Common Shares that will be repurchased under the program, if any. The Company may discontinue its purchases at any time, subject to compliance with applicable securities laws. The Common Shares purchased by the Company will be cancelled and returned to treasury.

“We are pleased to announce this NCIB as an additional capital allocation option to enhance long-term shareholder value, which is our management team and board's top priority. The NCIB reflects our strong view that our common shares continue to trade at a discount and displays the confidence that we have in our business and its future opportunities. Our continued financial and operational performance, together with our strong balance sheet has put our Company in the strongest position that it has ever been, and yet our share price continues to languish. We believe the NCIB provides us with flexibility around capital allocation, particularly during periods in which there may be a disconnect between our share price, relative valuation, and our financial performance. Given our continued confidence in our business model and future growth, along with our strong balance sheet and our view that the market is not properly reflecting the fundamentals of the business, we see the NCIB as a welcome supplement to our strategy. We look forward to continuing our multifaceted approach to growth and opportunistically utilizing the NCIB as an additional option for capital allocation,” said CEO and Chairman Greg Crawford.

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect", "outlook", and similar expressions as they relate to the Company, including: statements relating to the TSX’s approval of the NCIB; the timing, methods and quantity of any purchases of Common Shares under the NCIB; the availability of cash for repurchases of Common Shares under the NCIB; compliance with applicable laws and regulations pertaining to the NCIB; the Company’s perceptions of historical trends, current conditions and expected future developments; and other considerations that are believed to be appropriate in the circumstances. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: the Company successfully identified, negotiating and completing additional acquisitions; and operating and other financial metrics maintaining their current trajectories. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: risks related to credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, and capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

For further information, please contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com